Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 6, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 7 dated July 15, 2011 and Supplement No. 8 dated August 24, 2011. Terms used and not otherwise defined in this Supplement No. 9 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;

•	the potential acquisition of a multitenant retail property located in Kissimmee, Florida;

•	the amendment to the purchase agreement for a multitenant retail property located in Hisperia, California; and

•	amendments to our credit agreement with KeyBank National Association.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of August 29, 2011, we had accepted investors’ subscriptions for and issued 4,118,075 shares of our common stock in our initial public offering, including 74,959 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $40,795,375. As of August 29, 2011, approximately 95,919,384 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Potential Property Acquisition

On September 6, 2011, TNP SRT Osceola Village, LLC, or TNP SRT Osceola Village, our indirect wholly owned subsidiary, entered into an Assignment of Purchase and Sale Agreement and Joint Escrow Instructions with TNP Acquisitions, LLC, an affiliate of our sponsor, whereby TNP SRT Osceola Village assumed the Purchase and Sale Agreement and Joint Escrow Instructions, dated as of September 1, 2011, relating to the acquisition of a multitenant retail property located in Kissimmee, Florida commonly known as the Osceola Village, or the Osceola Village property, from So Wehren Holding Corp., a third party seller, for an aggregate purchase price of $21,800,000, or approximately $186.89 per square foot.

The Osceola Village property was constructed in 2008 and contains approximately 116,645 square feet of leasable area. The Osceola Village property is situated on an approximately 23.7 acre site that includes seven unimproved pads that range in size from 1.02 to 1.63 acres and total 9.5 acres.

As of September 1, 2011, the Osceola Village property was approximately 77% leased. The Osceola Village property is anchored by a Publix supermarket, or Publix, and an hhgregg appliances and electronics store, or hhgregg. Publix is the dominant grocery store chain in the state of Florida and the city of Orlando, with over 730 stores throughout Florida and a market share in the state of Florida and the city of Orlando of 46.1% and 40.2%, respectively. Publix and hhgregg account for approximately 65% of the gross leasable area and 71% of the gross income at the Osceola Village property. Publix occupies approximately 46,500 square feet, or approximately 39.1% of the rentable square feet at the Osceola Village property, pursuant to a lease that expires in October 2018. hhgregg occupies approximately 30,000 square feet, or approximately 25.7% of the rentable square feet at the Osceola Village property, pursuant to a lease that expires in October 2018. Publix has the option to renew its lease at the

Osceola Village property for up to seven additional terms of five years each and hhgregg has the option to renew its lease at the Osceola Village property for up to four additional terms of five years each. Other significant tenants at the Osceola Village property include Visionworks, which occupies approximately 3,290 square feet, or approximately 2.8% of the rentable square feet at the Osceola Village property, pursuant to a lease that expires in April 2019. Visionworks has the option to renew its lease at the Osceola Village property for up to two additional terms of five years each.

The Osceola Village property is situated at the intersection of Osceola Parkway and Dyer Boulevard. Osceola Parkway has become a high traffic artery within Orlando as it connects the Florida Turnpike directly to the various Walt Disney World resorts.

As of September 1, 2011, the capitalization rate for the Osceola Village property, based on the current in-place income and the projected purchase price, was 6.16%. The capitalization rate for a real property is determined by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

The acquisition of the Osceola Village property is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Osceola Village property; (2) our ability to obtain appropriate financing for the acquisition of the Osceola Village property on acceptable terms; and (3) the absence of a material adverse change to the Osceola Village property prior to the date of the acquisition. The closing of the acquisition of the Osceola Village property is expected to occur in September 2011. There is no assurance that we will close the acquisition of the Osceola Village property on the terms described above or at all.

Amendment to Purchase Agreement for Potential Property Acquisition

On June 18, 2011, we, through TNP SRT Topaz Marketplace, LLC, our indirect wholly owned subsidiary, or TNP SRT Topaz, entered into an assignment and assumption of real estate purchase agreement and escrow instructions with TNP Acquisitions, LLC, an affiliate of our sponsor, whereby TNP SRT Topaz assumed the real estate purchase agreement and escrow instructions, dated April 29, 2011, or the purchase agreement, relating to the acquisition of a multitenant retail property located in Hesperia, California commonly known as the Topaz Marketplace, or the Topaz property, from Hesperia – Main Street, LLC, a third party seller, or the seller, for an aggregate purchase price of $13,500,000, or approximately $268 per square foot.

On August 31, 2011, TNP SRT Topaz and the seller entered into the fourth amendment to the purchase agreement, or the fourth amendment, which extended the outside date to close the acquisition of the Topaz property from August 31, 2011 to September 14, 2011. In connection with the fourth amendment, we paid the seller an additional deposit of $500,000 and a $35,000 extension fee deposit, both of which are non-refundable except in limited circumstances, such as a failure to close the acquisition of the Topaz property due to the seller’s default or a material adverse change at the Topaz property.

The acquisition of the Topaz property is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Topaz property; (2) our ability to obtain appropriate financing for the acquisition of the Topaz property on acceptable terms; and (3) the absence of a material adverse change to the Topaz property prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Topaz property on the terms described above or at all.

Amendments to Our Credit Agreement

Amendments Related to the Constitution Trail Property

On August 23, 2011, we, our operating partnership, TNP SRT Secured Holdings, LLC, or TNP SRT Holdings, a wholly-owned subsidiary of our operating partnership, certain of our subsidiaries and KeyBank National Association, or KeyBank, entered into an amendment to our credit agreement with KeyBank, effective as of June 29, 2011, or the amendment. The amendment provides that the value of the 197,739 square foot retail center and approximately 28 acres of developable land located in Normal, Illinois, or the Constitution Trail property, which secures the three distressed mortgage loans we acquired on June 29, 2011, or the mortgage loans, will be included in the calculation of Total Asset Value (as defined in the credit agreement), and that the value attributed to the Constitution Trail property for the purposes of such calculation will be the value of the mortgage loans determined at the lesser of cost or carrying value. The amendment further provides that once we acquire title to the Constitution Trail property, the Constitution Trail property will become a Real Property (as defined in the credit agreement). The amendment also provides that (1) we will apply 100% of the net proceeds from any sale or refinancing of the approximately 28 acres of developable land included in the Constitution Trail property, or the Constitution Trail land, to repay the indebtedness secured by the Constitution Trail land, which indebtedness will be equal to the lesser of $7,500,000, the value determined by a fairness opinion or the contractual sales price of the Constitution Trail land, and (2) we will pay KeyBank a fee in the amount of $52,000 upon the earlier of November 30, 2011 and the date of the sale of the Constitution Trail land, provided that KeyBank may waive the payment of the fee in certain specified circumstances. The amendment also provides for a waiver of the minimum liquidity requirements imposed on us pursuant to the credit agreement for the fiscal quarter ended June 30, 2011 and through September 29, 2011, provided that these liquidity requirements must be met beginning September 30, 2011.

Amendment Related to Temporary Increase

On May 26, 2011, the credit agreement was amended to increase the maximum aggregate commitment of KeyBank under the credit agreement from $35 million to $38 million, which we refer to as the “temporary increase,” and to provide that the temporary increase would be available until July 26, 2011, at which time any amounts outstanding under the credit agreement in excess of $35 million would become immediately due and payable in full. On August 3, 2011, the credit agreement was amended to extend the maturity date of the temporary increase from July 26, 2011 to August 26, 2011. On August 25, 2011, we, our operating partnership, TNP SRT Holdings, certain of our subsidiaries and KeyBank entered into an amendment to the credit agreement to extend the maturity date of the temporary increase from August 26, 2011 to October 25, 2011.

3